UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES FINAL RESULTS OF ITS PRIVATE EXCHANGE OFFERS AND

RELATED TENDER OFFERS FOR SEVEN SERIES OF NOTES

RIO DE JANEIRO, BRAZIL – September 18, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the final results of the previously announced offers to exchange (the “Exchange Offers”) and related offers to purchase for cash (the “Cash Offers” and together with the Exchange Offers, the “Offers”), by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), relating to seven series of its outstanding notes set forth in the tables below (the “Old Notes”).

The Offers expired at 5:00 p.m. (New York City time) on September 13, 2019 (the “Expiration Date”) and settled today, September 18, 2019.

Exchange Offers

The Exchange Offers were made pursuant to the terms and subject to the conditions set forth in the Offering Memorandum dated September 9, 2019 (the “Offering Memorandum,” as amended and supplemented, and together with the related eligibility letter and notice of guaranteed delivery, the “Exchange Offer Documents”).

The table below provides the aggregate principal amount of each series of validly tendered Old Notes (including pursuant to the guaranteed delivery procedures described in the Offering Memorandum) that PGF accepted for exchange, as well as the aggregate principal amount of 5.093% Global Notes due 2030 (the “New Notes”) issued and the total amount of cash paid, in connection with the Exchange Offers.

CUSIP / ISIN Number	Title of Security	Principal Amount Outstanding	Principal Amount Validly Tendered and Accepted	Cash Amount Paid	Principal Amount of New Notes Issued
71647NAF6 / US71647NAF69	4.375% Global Notes due May 2023	U.S.$1,500,414,000	U.S.$85,138,000	U.S.$44,398,615.62	U.S.$44,323,000

71647NAM1 / US71647NAM11	6.250% Global Notes due March 2024	U.S.$1,984,522,000	U.S.$387,569,000	U.S.$216,154,982.68	U.S.$216,023,000

71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	5.299% Global Notes due January 2025	U.S.$2,661,378,000	U.S.$538,731,000	U.S.$292,757,200.02	U.S.$292,580,000

71647NAQ2 / US71647NAQ25	8.750% Global Notes due May 2026	U.S.$2,962,000,000	U.S.$906,720,000	U.S.$569,293,219.20	U.S.$569,053,000

71647NAS8 / US71647NAS80	7.375% Global Notes due January 2027	U.S.$3,391,069,000	U.S.$1,121,727,000	U.S.$665,823,495.39	U.S.$665,553,000

71647N AW9, N6945A AK3, 71647N AY5 / US71647NAW92, USN6945AAK36, US71647NAY58	5.999% Global Notes Due January 2028	U.S.$4,790,114,000	U.S.$2,015,063,000	U.S.$664,245,367.32	U.S.$1,549,354,000

71647NAZ2 / US71647NAZ24	5.750% Global Notes due February 2029	U.S.$2,623,099,000	U.S.$1,029,914,000	U.S.$333,733,332.56	U.S.$778,395,000

PGF issued U.S.$4,115,281,000 aggregate principal amount of New Notes and paid a total amount in cash of U.S.$2,786,406,212.79, as the Exchange Consideration (as defined in the Offering Memorandum) for the Old Notes accepted in the Exchange Offers, including those validly tendered through the guaranteed delivery procedures. In addition to the Exchange Consideration, the total amount of accrued and unpaid interest paid by PGF in respect of all Old Notes accepted for exchange, together with the total amount of cash paid by PGF in lieu of fractional amounts of New Notes, was U.S.$71,321,088.54. PGF did not receive any cash proceeds from the Exchange Offers.

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PGF has entered into a registration rights agreement with respect to the New Notes.

Only holders who had duly completed and returned an eligibility letter certifying that they were either (1) “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIBs”) or (2) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside of the United States that were qualified offerees in other jurisdictions were authorized to receive the Offering Memorandum and to participate in the Exchange Offers.

Global Bondholder Services Corporation acted as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

Cash Offers

The Cash Offers were made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated September 9, 2019 (the “Offer to Purchase” and, together with the related certification instructions letter and notice of guaranteed delivery, the “Cash Offer Documents”).

The table below provides the aggregate principal amount of each series of validly tendered Old Notes (including pursuant to guaranteed delivery procedures described in the Offer to Purchase) that PGF accepted for purchase:

CUSIP / ISIN Number	Title of Security	Principal Amount Outstanding	Principal Amount Validly Tendered and Accepted (1)
71647NAF6 / US71647NAF69	4.375% Global Notes due May 2023	U.S.$1,500,414,000	U.S.$9,656,000

71647NAM1 / US71647NAM11	6.250% Global Notes due March 2024	U.S.$1,984,522,000	U.S.$11,180,000

71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	5.299% Global Notes due January 2025	U.S.$2,661,378,000	U.S.$5,313,000

71647NAQ2 / US71647NAQ25	8.750% Global Notes due May 2026	U.S.$2,962,000,000	U.S.$12,809,000

71647NAS8 / US71647NAS80	7.375% Global Notes due January 2027	U.S.$3,391,069,000	U.S.$1,838,000

71647N AW9, N6945A AK3, 71647N AY5 / US71647NAW92, USN6945AAK36, US71647NAY58	5.999% Global Notes Due January 2028	U.S.$4,790,114,000	U.S.$7,153,000

71647NAZ2 / US71647NAZ24	5.750% Global Notes due February 2029	U.S.$2,623,099,000	U.S.$4,658,000

(1)	Includes Old Notes tendered pursuant to the guaranteed delivery procedures described in the Offer to Purchase.

PGF paid an aggregate amount of U.S.$59,473,594.47 as tender consideration for the Old Notes accepted in the Cash Offers, including those validly tendered through the guaranteed delivery procedures. In addition to the tender consideration, the total amount of accrued and unpaid interest paid by PGF in respect of all Old Notes accepted for purchase was U.S.$657,050.58.

Holders that were either (i) QIBs or (ii) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside the United States within the meaning of Regulation S under the Securities Act, were not eligible to participate in the Cash Offers. All other holders of Old Notes were eligible to participate in the Cash Offers (such other holders, the “Retail Holders”). Holders of Old Notes participating in the Cash Offers were required to certify that they were Retail Holders.

Global Bondholder Services Corporation acted as the Information Agent and the Tender Agent for the Cash Offers. Questions or requests for assistance related to the Cash Offers may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Cash Offers.

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PGF has engaged Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. (collectively, the “Dealer Managers”), to act as dealer managers with respect to the Offers.

This announcement is for informational purposes only. This announcement is not an offer to purchase or exchange or a solicitation of an offer to purchase or exchange any Old Notes. The Exchange Offers were made solely pursuant to the Exchange Offer Documents and the Cash Offers were made solely pursuant to the Cash Offer Documents. The Offers were not made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws required the Offers to be made by a licensed broker or dealer, the Offers were deemed made on behalf of PGF by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The communication of this press release and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offers were only available to, and the Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Offers or any of their contents.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras and PGF undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2019

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Bianca Nasser Patrocinio
Bianca Nasser Patrocinio
Executive Manager of Corporate Finance & Treasury